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                                                                    EXHIBIT 5(c)


                   THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                                 Houston, Texas

               NONQUALIFIED DEFERRED COMPENSATION PLAN ENDORSEMENT

This Endorsement is made a part of the Contract or Certificate to which it is attached.

         If the contract has been issued for or held under an eligible deferred compensation plan of a governmental employer, which meets or is required to meet the requirements of Code Section 457(g)(1) by placing the assets of the plan in a qualifying trust, custodial account, or annuity contract, the Contract shall be held for the exclusive benefit of Participants and their Beneficiaries. Any Contract provisions and limitations regarding Plan provisions and/or assignment shall apply to the Contract and to the interests of any Participant or Beneficiary therein, to the fullest extent necessary to comply with the requirements of the Code and the Plan. VALIC will rely upon the Contract Owner's instructions as being consistent with the Plan unless VALIC has actual notice to the contrary. Such a plan shall not be treated as an "unfunded deferred compensation plan."

If there is any conflict between the provision of this Endorsement and the Contract or Certificate, the Endorsement's provisions will apply.

The effective date of this Endorsement is the Date of Issue or the date the Plan became subject to Section 457(g)(1) of the Internal Revenue Code of 1986, as amended, whichever is later.

The Variable Annuity Life Insurance Company

By: /s/  William A. Wilson
         William A. Wilson
         Vice President and General Counsel